July 25, 2012

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention:Ms. Amanda Ravitz, Assistant Director

Re:	IMRIS Inc. Form 40-F for the fiscal year ended December 31, 2011 Filed March 2, 2012 File No. 1-34975

Dear Sirs and Mesdames:

In connection with the above-referenced Annual Report on Form 40-F filed by IMRIS Inc. (the “Company”), the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (204) 480-7090 should you have any questions about the contents of this letter.

IMRIS Inc.

By: /s/ Kelly McNeill
Name:	Kelly McNeill
Title:	Executive Vice President, Finance and Administration & Chief Financial Officer

cc:	H. David Graves, IMRIS Inc. Michael Dunleavy, LaBarge Weinstein LLP Daniel M. Miller, Dorsey & Whitney LLP